



A Fresh Perspective

January 16, 2019

Table of Contents

Executive Summary

Yelp has Dramatically Underperformed with No Meaningful Accountability to Stockholders

- Yelp has underperformed the Russell 2000 Technology Index[1] by -117% and its own proxy peer group[2] by -74% over the last 5 years. It has missed investor expectations in 12 out of the last 19 quarters
- Yelp's Board is stale, with no new members added since May 2012. We believe it has failed to hold the CEO accountable for shifting strategies, missed opportunities, and dismal execution
- Yelp's stockholder-unfriendly governance structure has severely limited stockholders' ability to seek recourse

Stockholders Must Seize the Opportunity to Refresh the Board with Candidates not Handpicked by the Existing Board

- Yelp's dual-class share structure collapsed in September 2016, creating the possibility for change
- Stockholders must capitalize on the opportunity to replace 3 out of 8 Directors on Yelp's staggered board in 2019 with candidates not handpicked by the existing Board. The new Board should also include stockholder representation
- The 5-year history of Yelp's underperformance continues. Time is of the essence
- Ahead of the estimated March 8, 2019 nomination deadline[3] for Board candidates, SQN would prefer to work constructively with Yelp on the reconstitution of its Board. Alternatively, we will consider all options available to us, including nominating Board members and seeking stockholder support for their election

A Refreshed Board Should Evaluate Strategic Alternatives

- A refreshed board should immediately evaluate strategic alternatives including a possible sale of Yelp
- We believe that the successful implementation of our recommendations could result in a $55 to $65 stock price, or an appreciation of 59% to 89%[5] from Yelp's December 7, 2018 unaffected closing stock price[4]
- We believe an immediate sale to a private equity firm could yield a $47 to $50 stock price, or a 36% to 45% premium[5]. A sale to a strategic acquirer could yield an even higher premium

SQN Investors is Committed to Leading the Effort to Unlock Value

- SQN Investors is a technology-focused investment firm with over $1.1 Billion in AUM
- We own over 4% of Yelp's common stock, and are now in our 4th year of ownership
- While we are not an activist fund, we have the requisite operational and turnaround experience and strong alignment with stockholders to credibly lead this effort to unlock value

Source: Company Filings; Bloomberg as of 12/07/18
1. Yelp is part of the Russell 2000 Technology Index. The index is a capitalization-weighted index of companies in the Russell 2000 Index that serve the electronics and computer technology industries or that manufacture products based on the latest applied science
2. Public Proxy Peers from Yelp's proxy statement dated 04/20/18, also in Appendix; TSR calculations exclude companies that were not publicly traded as of 12/07/13
3. Based on Yelp's 2018 Proxy Statement, the nomination date is 03/09/19, which is a Saturday. As such, assume deadline will be end of day of 03/08/19
4. Stock price of $34.59, the closing price on 12/07/18. This was the last trading day before SQN Investors issued a public letter to Yelp's Board of Directors on 12/10/18
5. See page 79 and page 99 for return potential details

Yelp (NASDAQ: YELP) is the leading local business review site in North America with revenue of approximately $1 Billion and an Enterprise Value of $2.4 Billion



Helps users discover local businesses

Large database of high quality reviews allows users to make informed decisions

Helps businesses attract new customers with high purchase intent

HQ: San Francisco, CA

Founded: 2004

90M — Desktop and mobile monthly unique visitors[1]

75M — Mobile monthly unique visitors[2]

171M — Cumulative user-generated reviews

4.8M — Claimed business listings

194K — Paying advertising accounts ("PAA")

In $ millions	2018E	2019E
Revenues	941	1,044
Growth[3]	*19%*	*11%*
EBITDA	180	219
Margin	*19%*	*21%*

Stock Price[4]	$34.59
Market Capitalization[5]	$3.3B
Enterprise Value[5]	$2.4B



~95% of Revenues

194K Paying Advertising Accounts[5] — Inconsistent growth

X

~$400 Monthly Advertising Subscription[5] — In transition due to business model change

+

~5% of Revenues

Subscription Revenues from Reservation Software — Growing about 30%

+

Transaction Revenues from GRUB+Eat24 Partnership — Growing about 30%

=

~$1B in Recurring Revenues — 2019 Street expectation: 11% growth

Source: Bloomberg; Company Filings; ComScore
1. ComScore November 2018 Rankings of Top 50 US Websites
2. Excludes Yelp's mobile application
3. 2018E revenue growth is Bloomberg consensus estimate pro forma for the divestiture of Eat24. 2019E revenue growth is Bloomberg consensus estimate
4. Based on Yelp's stock price as of 12/07/18
5. Market capitalization calculated using Treasury Stock Method. Net cash balance as of 09/30/18. Operating metrics as of 09/30/18

SQN Investors Overview: We are concentrated, long-term investors exclusively focused on public technology companies

Fund Overview

- Established: $1.1 Billion in AUM from a broad base of institutional investors; launched in 2014

- Focused: invest in public technology companies typically under $10 Billion in market capitalization

- Concentrated: typically invest in 15-20 companies

- Value-Oriented: seek mispriced companies that are often complex or undergoing a transition

- Rigorous Diligence: proprietary, private-equity style fundamental research informed by the experience of SQN's Partners

- Long-term Oriented: multi-year investment horizon; typically one of largest stockholders over time

- Constructive: act like owners and work with management when appropriate

Team Experience

- Technology: the Partners of SQN have worked in the technology sector for 20 years and 16 years respectively

- Operations and Turnaround: SQN Founder was CEO of two software companies and Chairman of 7 technology companies, and has led 5 of 5 successful turnarounds, including 1 as CEO

- Private Equity: prior to SQN, the Partners of SQN worked together for 9 years at a technology-focused private equity firm and completed numerous transactions including 10 take-privates

We are long-term stockholders who are not typically activists

We Typically Back Management and Constructively Engage as Needed

○ We seek to back management teams that can create stockholder value and partner with them as needed to help unlock this value

○ Since our launch, we have invested in about 50 unique technology companies and have worked in-depth with management or the Board in some of these situations. Representative recommendations we have made have included:

– Reevaluating the strategy

– Improving sales efficiency

– Optimizing profitability

– Optimizing capital structure

– Improving disclosures

– Selling the company

Our History with Yelp

From August 2015 to November 2018:

○ We steadily built an investment of over 4% of common stock, buying during the numerous dips in Yelp's stock, and remaining patient for performance

○ During this time, all of our requests to meet with the CEO were ignored or denied

Since November 2018:

○ After Yelp's latest operational setback, we initiated a dialog with the Board and presented to 2 members and the CFO our concerns as well as our recommendations to address these concerns, including reconstituting the Board

○ The Board has not offered us any meaningful feedback. A meeting with the CEO was offered with arbitrary conditions and a proposed agenda that gave us no confidence that the meeting would be constructive

○ On December 10, 2018, after giving Yelp repeated opportunities to change this dynamic, we issued a public letter. Please see www.SQNLetters.com

○ We strongly prefer to work constructively with Yelp on the reconstitution of its Board prior to the estimated March 8, 2019 nomination deadline. However, we are prepared to take our recommendations directly to stockholders

We are one of Yelp's largest stockholders and are in our 4th year of ownership. We have lost confidence in the Board, and cannot wait any longer as management continues to destroy value

Yelp has dramatically underperformed all relevant indexes and its proxy peer group over the last 5 years



Yelp versus Relevant Benchmarks: 5-Year Indexed Total Stockholder Return

Legend: Yelp — Nasdaq — Russell 2000 Technology — Yelp Proxy Peers

Nasdaq +82%
Russell 2000 Technology +72%
Proxy Peers +29%
Yelp -45%

Indexed to 100 at 12/07/13

Source: Bloomberg as of 12/07/18. This was the last trading day before SQN Investors issued a public letter to Yelp's Board of Directors on 12/10/18

Yelp's 1-Year, 3-Year, and 5-Year TSR shows significant underperformance to all relevant indexes and its proxy peer group

Yelp versus Relevant Benchmarks: Indexed Total Stockholder Return

	1-Year TSR	3-Year TSR	5-Year TSR
Yelp	-15%	15%	-45%
	Benchmark Performance		
S&P 500	2%	35%	62%
Nasdaq	3%	42%	82%
Russell 2000 Technology Index	3%	46%	72%
Yelp's Proxy Peer Group	29%	74%	29%
	Yelp's Performance Relative to Benchmarks		
S&P 500	-17%	-20%	-107%
Nasdaq	-19%	–27%	-127%
Russell 2000 Technology Index	-19%	-31%	-117%
Yelp's Proxy Peer Group	-44%	-59%	-74%

Source: Company Filings; Bloomberg as of 12/07/18

SQN

Yelp's dramatic underperformance is self-inflicted

Unfocused Strategy and Dismal Execution

- Changing strategic priorities
- Entire markets ceded to competition
- Repeated operational missteps

Company is Mismanaged and Under-optimized

- Inefficient sales model
- Under-monetized relative to peers
- Expense structure not aligned with growth
- Lack of basic product features
- Poor capital allocation

Management Poorly Aligned with Stockholders

- CEO not held accountable
- Compensation not aligned with performance
- Insiders are sellers

Poor Corporate Governance

- Board is stale and needs fresh perspectives
- Corporate governance is stockholder unfriendly

We recommend replacing 3 of the 8 members on Yelp's staggered Board and forming a committee to evaluate strategic alternatives

Refresh the Board

Install 3 New Members to Yelp's Staggered Board that are not Handpicked by the Existing Board:

- Are objective and independent
- Have relevant industry, governance, turnaround, and M&A skills
- Include stockholder representation

Form Board Committee to Evaluate Strategic Alternatives

Remain Public and Review:

- Strategy and operations
- Capital allocation
- Talent and compensation

Sell the Company:

- Determine when to run an efficient and objective process
- Determine if price of sale preferred to risk of public turnaround

We prefer to work constructively with Yelp on the reconstitution of its Board. Alternatively, we will consider all options available to us, including nominating members and seeking stockholder support

Significant value can be unlocked by a strategic review process

Remain Public

Implementation of our recommendations could result in the following by 2020:

- Re-acceleration of revenue growth to 20%

- Expansion of EBITDA margins to 30% from 19%

- Incremental $500 million of buybacks

$55 to $65
Target Stock Price

59% to 89%
Upside Potential[1]

With Execution Risk

See Page 79 for Price Target Calculations

Sell Yelp

Large universe of potential buyers:

- Private Equity buyers interested in optimizing the business

- Strategic buyers interested in high user traffic

- Strategic buyers interested in reviews and local business directory

$47 to $50
Buyout Price from Private Equity

36% to 45%
Immediate Premium[1]

With Potential for a Higher Premium from Strategic Buyers

See Page 99 for Buyout Price Calculations

1. Based on Yelp's stock price at the close of 12/07/18

Table of Contents

Yelp's Dramatic Underperformance

Unfocused Strategy and Dismal Execution

1 Changing Strategic Priorities

2 Entire Markets Ceded to Competition

3 Repeated Operational Missteps

Yelp's strategic focus keeps changing year after year

Management Comments on Yelp's Strategic Priorities from Earnings Calls

2014	"Looking to 2014, we will continue our *geographic expansion, add new products* and programs for our community of writers and *find even more ways to drive value to business owners*."
2015	"As we look forward to 2015, we've identified three key priorities... First, we will look *to drive mobile engagement* by making Yelp even more useful for everyday consumers' needs like eating out. Second, we'll *continue to increase awareness of Yelp among consumers*. And finally, we'll focus on *delivering and measuring ROI for our advertisers*."
2016	"As I think about the year [2016] ahead... our three priorities are: to continue to *build our core local advertising business; increase awareness and engagement*; and *grow transactions*."
2017	"We are focusing on three priorities for 2017; *driving usage and engagement, increasing transaction activity* and *broadening our sales strategy*."
2018	"... [we] have prioritized four important objectives [for 2018]: *driving monetization, generating strong usage and engagement, strengthening our competitive position in restaurants*, and *building out our home and local services offering*."

Shifting and Ineffective Strategy: Yelp has repeatedly given up on, changed, or not substantially delivered on its stated strategic priorities over the last 5 years

Strategic Priority	Year Mentioned	Outcome
Expand internationally	2014	**Failed:** Discontinued international operations in 2016
Add new products	2014	**Lagged the Industry:** While Yelp's mobile app and business dashboard continue to evolve, competitors like Google and Facebook have innovated at a faster pace
New ways to drive value to business owners	2014, 2015	**Large Product Gaps:** SQN surveys suggest business owners still do not have the tools to clearly measure attribution or ROI of Yelp ads
Increase awareness, usage, and engagement	2015, 2016, 2017, 2018	**Underwhelming:** While mobile app downloads grew ~38% year over year in 2015, it has since decelerated to 13% growth in Q3 2018, after management repeatedly targeted over 20% growth
Build core local	2016	**Lagged the Industry:** Yelp transitioned from CPM to CPC and then from term to non-term contracts years behind the industry

Source: Company Filings

SQN

Shifting and Ineffective Strategy: Yelp has repeatedly given up on, changed, or not substantially delivered on its stated strategic priorities over the last 5 years (continued)

Strategic Priority	Year Mentioned	Outcome
Grow transactions	2016, 2017	**Inconsequential Impact:** Transactions account for less than 6%[1] of revenue. Yelp ultimately ceded the food ordering market to GRUB by selling Eat24 to them. Also, after years of "testing", Yelp still has not come up with a separate monetization engine for Request-A-Quote
Broaden sales strategy	2017	**Inconsequential Impact:** As of Q3 2018, self-serve comprises only 10% of revenues and is only growing 10% annually, slower than Yelp's overall business
Drive monetization	2018	**Concerning Signals:** Revenue per PAA declined 9% annually while net adds per quarter declined to ZERO in Q3 2018, the worst in the Yelp's public history
Strengthen competitive position in restaurants	2018	**No Demonstrable Success:** Local ad revenue growth in restaurants decelerated to 9% in Q3 2018, down from 21% a quarter ago
Built out home and local services offering	2018	**Playing Catchup:** Despite over 20% growth, Yelp is losing share to market leader ANGI Homeservices, which is expected to grow 25% next year on a much higher revenue base. Yelp's Request-A-Quote is far behind ANGI Homeservices' capabilities

Source: Company Filings
1. For the 3 months ended 09/30/18, including run-rate revenue from Request-A-Quote

Meanwhile, competitors have built best-of-breed companies in some of Yelp's markets that now sum up to about 8 times Yelp's market cap

Market Opportunity	Best-of-Breed Player	Market Capitalization
Home & Local Services	ANGI HOMESERVICES	$8.1B
Food Delivery	GRUBHUB	$7.0B
Travel	tripadvisor®	$8.5B
Restaurants	OpenTable®	$2.6B[1]
		Total: $26.2B
		Yelp: $3.3B

Source: Bloomberg, as of 12/07/18
1. Aggregate value of Priceline's offer

Yelp has ceded entire markets to the competition

Yelp has lacked consistency in operations. The Company has disappointed investors in 12 out of the last 19 quarters

Yelp versus Relevant Benchmarks: 5-Year Indexed TSR and Stock Reaction Day After Quarterly Earnings



Indexed to 100 at 12/07/13

Source: Bloomberg as of 12/07/18

Evaluation of Yelp's last 19 quarters reveals a dismal track record of meeting operational targets and stockholder expectations

Quarter	Stock Reaction Day After Earnings	Key Development
Q1 2014	+9.8%	Beat expectations driven by Brand Advertising
Q2 2014	-11.2%	PAA adds missed consensus estimates
Q3 2014	-18.6%	Q4 guidance missed estimates; blamed Google algorithm change
Q4 2014	-21.5%	EBITDA guidance missed estimates as Yelp unexpectedly increased marketing spend
Q1 2015	-23.2%	Revenue missed estimates due to untested change to sales coverage model
Q2 2015	-25.2%	Lowered full-year guidance due to failure to meet sales recruiting targets
Q3 2015	+4.0%	Mixed results, but guidance maintained
Q4 2015	-11.3%	Mixed results, Q1 2016 guidance missed estimates
Q1 2016	+23.7%	Beat estimates and raised guidance driven by better-than-expected budget fulfillment
Q2 2016	+12.8%	Beat estimates and raised guidance driven by accelerating local ad revenues

Source: Company Filings; Bloomberg; Wall Street Research

Evaluation of Yelp's last 19 quarters reveals a dismal track record of meeting operational targets and stockholder expectations (continued)

Quarter	Stock Reaction Day After Earnings	Key Development
Q3 2016	+9.9%	Beat estimates with another quarter of accelerating Local Ad Revenues
Q4 2016	-13.6%	Missed estimates due to unanticipated sales productivity decline
Q1 2017	-18.3%	Guidance missed estimates due to increased churn as Yelp had unintentionally sold advertising to low quality customers
Q2 2017	+27.7%	Beat and raised estimates driven by successful execution of churn mitigation
Q3 2017	-0.1%	Mixed results as EBITDA beat estimates, but guidance missed
Q4 2017	-14.0%	EBITDA missed guidance and 2018 guidance missed estimates
Q1 2018	-7.8%	Modest beat and raised guidance, but large investments in Yelp Restaurants, SeatMe, and Wifi raised margin concerns
Q2 2018	+26.7%	Beat estimates driven by record PAA net adds
Q3 2018	-26.6%	PAA net adds declined to zero due to execution issues related to the transition to non-term contracts

Source: Company Filings; Bloomberg; Wall Street Research

Yelp resets expectations in a major way, months or even weeks after setting them

Event	Expectation Set		Revised View
Q1 2015: Untested sales coverage change	"So broad strokes for the sales force … in a lot of ways *nothing has changed*" – 03/03/15 JMP Conference	 **3** Weeks Later[1]	"We implemented a territory change within our sales organization … the *change had a negative impact* on sales productivity" – Q1 2015 Earnings Call **Stock down -23.2%**
Q2 2015: Fell short on planned recruiting and retainment of sales talent	"Given the continued success of our sales team … we plan to *increase sales head count by approximately 40%* in 2015" – Q4 2014 Earnings Call	 **5** Months Later[1]	*"Approximately 2/3 of our lowered expectations … is due to lower than expected headcount* … so we're on about a 30% pace now rather than the 40%." – Q2 2015 Earnings Call **Stock down -25.2%**
Q3 2018: Worst PAA net adds in company's public history	"*We've tested it. We've planned it*. So far, most of the metrics that we've been looking at have been … in the range of expectations" – 09/06/18 Citi Tech Conference	 **1** Month Later[1]	"During the third quarter, we *experienced a handful of operational issues* in our local Advertising business that impacted productivity… we've revised our full-year outlook … that is *$20M below* our prior outlook" – Q3 2018 Earnings Call **Stock down -26.6%**

Source: Bloomberg Event Transcripts
1. Represents time from statement to end of relevant reporting period

We believe resets of this magnitude and frequency are indicative of a management team that has little control over its business

Yelp's Dramatic Underperformance

Company is Mismanaged and Under-optimized

1. Inefficient Sales Model

2. Under-monetized Relative to Peers

3. Expense Structure Not Aligned with Growth

4. Lack of Basic Product Features

5. Poor Capital Allocation

Yelp has one of the least productive sales forces compared to its Internet peers and has one of the highest sales and marketing spends relative to its growth rate

Sales & Marketing as % of Revenues[1] versus Revenue Growth



Source: Company Filings; Bloomberg as of 12/07/18.
Note: Excludes GRPN (-8% NTM consensus revenue growth relative to 2017 sales & marketing expense)
1. Sales and marketing expense as a percent of revenues represent 2017 figures

Repeated operational missteps have compounded Yelp's sales efficiency issues

Net Paid Advertising Account (PAA) Adds per Ramped Sales Person[1]



Management's Reasons for Sales Efficiency Issues as Stated on Earnings Calls:

"Implemented a territory change… change had a negative impact on sales productivity"

"Approximately two thirds of our lowered expectations… is due to our lower than expected headcount"

"If I were to point to a weakness… there was a modest slowdown that was [due to] the [Presidential] Election"

"Recognized churn issue about halfway through the quarter… we were able to tie it back… [to] the transition from CPM to CPC"

"Experienced a handful of operational issues… that impacted productivity [due to shift to non-term]"

Quarter	Value
Q1 13	8.2
Q2 13	7.9
Q3 13	7.1
Q4 13	9.4
Q1 14	8.7
Q2 14	5.4
Q3 14	6.0
Q4 14	5.3
Q1 15	3.2
Q2 15	3.9
Q3 15	4.4
Q4 15	4.0
Q1 16	4.8
Q2 16	2.7
Q3 16	3.0
Q4 16	1.3
Q1 17	1.6
Q2 17	3.7
Q3 17	2.9
Q4 17	2.8
Q1 18	4.6
Q2 18	5.2
Q3 18	0.0

Source: Company Filings

1. Ramped Sales Person = sales person who has been with company for at least 2 quarters

Yelp's Dramatic Underperformance



Company is Mismanaged and Under-optimized

1. Inefficient Sales Model
2. Under-monetized Relative to Peers
3. Expense Structure Not Aligned with Growth
4. Lack of Basic Product Features
5. Poor Capital Allocation

SQN

Yelp's call center sales force appears about 4 times less efficient than ANGI Homeservices, a business calling on similar customers



4.4x Yelp

Closed Deals / Rep / Month ──── 2.7 ───────► 12

Yelp Current

ANGI Current[1]

Evaluating Yelp as a Cold-Call Sales Center

Yelp Sales Assumptions		Notes
Annual Recurring Revenue ("ARR") Closed per Month	$13,000	65% Quota Attainment Rate of $20,000 ARR Quota
Average ARR / Deal	$4,800	Based on Monthly ARPU of $400
Deals Closed Per Month	2.7	= $13,000 / $4,800

1. SQN Investors estimate based on diligence calls with former ANGI Homeservices employees

If viewed as a SaaS operation, Yelp's sales team appears about one-third as efficient



Evaluating Yelp as a SaaS Business

Yelp Sales Performance Assumptions		Notes
Annual Recurring Revenue ("ARR") Closed per Year	$156,000	65% Quote Rate of $240,000 ARR Quota
Annual Compensation per Sales Rep	$42,000	SQN Estimate based on calls with former Yelp Sales employees
Relative Customer Churn	2x	Twice that of an SMB SaaS business (15-20% annual churn)
Annual Recurring Revenue Booked / Annual Compensation per Sales Rep	1.9x	= $156,000 / $42,000 / 2x

SaaS Sales Assumptions		Notes
Annual Recurring Revenue ("ARR") Closed per Year	$676,800	Insight Venture Partners' "Periodic Table of SaaS Sales Metrics"
On-Target-Earnings ("OTE")	$130,000	Insight Venture Partners' "Periodic Table of SaaS Sales Metrics"
Annual Recurring Revenue Booked / Annual Compensation per Sales Rep	5.2x	= $676,800 / $130,000

Source: SQN Diligence Calls

Comments from Yelp sales force employees further highlight the inefficiency of the sales process

"You're literally cold calling places in the middle of nowhere that mostly hate Yelp because they have been called 5,000 times over already. ***They won't change your territory so you're calling the same businesses repeatedly for 6-7 months.*** Your life is literally cold calling 40 hours a week."

Former Yelp Account Executive,
Glassdoor.com

"This is ***more of a call center job than a sales job***. You make a lot of calls a day without ever getting through to the decision maker. The worst are restaurants, since the owner is rarely the person who picks up the phone."

Former Yelp Sales Manager,
SQN Diligence Call

"You are expected to make 100 cold calls a day and managers pace around watching you at all times – ***honestly it makes you feel like you work in a sweat shop at times***. Managers are joking around all days with fellow friends and distracting to employees, but then they get upset if their reps aren't hitting the phones at all times..."

Former Yelp Account Executive,
Glassdoor.com

"***We make 60-80 calls a day to businesses who don't want to talk to us***. Maybe only 50% of those calls are real conversations."

Former Yelp Sales Manager,
SQN Diligence Call

Yelp's sales process appears to be poorly architected and primarily reliant on thoughtless cold calling

Yelp is one of the worst monetizers of unique visitors compared to other large internet platforms

					Revenue per Unique Visitor	
ComScore Top 50 Ranking	**Adjusted for Internet Peers[1]**	**Property[2]**	**Unique Visitors ('000s)**	**2018E Revenue[2] ($M)**	**$**	**As a Multiple of Yelp's**
1	1	Google	249,721	109,495	$438	42.2x
2	2	Facebook	211,184	55,298	$262	25.2x
5	3	Amazon	201,899	232,457	$1,151	110.8x
13	4	Twitter	143,341	3,002	$21	2.0x
19	5	Snapchat	121,983	1,165	$10	0.9x
22	6	eBay	107,208	10,740	$100	9.6x
23	7	LinkedIn	106,817	5,259	$49	4.7x
24	8	Pinterest	106,539	1,000	$9	0.9x
28	9	Netflix	91,941	15,815	$172	16.5x
31	10	yelp	90,479	941	$10	1.0x
32	11	Zillow	89,964	1,320	$15	1.4x
34	12	Spotify	86,413	5,997	$69	6.7x
36	13	Pandora.com	82,962	1,565	$19	1.8x
38	14	WebMD	79,805	753	$9	0.9x
46	15	TripAdvisor	67,309	1,612	$24	2.3x
				Average	$157	15.1x
				Median	$24	2.3x

Top Visited Websites in the US

Source: ComScore November 2018 Rankings; Bloomberg
1. Internet Peers adjustment includes comparable properties that primarily generate revenues online
2. Companies for which data is not publicly data is based on SQN Estimates

Yelp's Dramatic Underperformance



Company is Mismanaged and Under-optimized

1. Inefficient Sales Model

2. Under-monetized Relative to Peers

3. Expense Structure Not Aligned with Growth

4. Lack of Basic Product Features

5. Poor Capital Allocation

A comparison to best-of-breed peers shows that Yelp should be much more profitable given its sub-20% revenue growth rate



Revenue Growth versus EBITDA Margin for Yelp and Its Peers

Peers that are growing faster and are more profitable than Yelp

Mean '19 EBITDA Multiple[1]: 22x
Yelp '19 EBITDA Multiple: 9x

More Efficient

Less Efficient

2019E Revenue Growth
(other than where indicated)

2019E EBITDA Margin
(other than where indicated)

Source: Company Filings, Bloomberg as a 12/07/18
1. Includes GRUB, ETSY, WIX, ANGI, IAC, GDDY, and MTCH
2. Represents Yelp 2018E revenue growth and EBITDA margin

Yelp trades at 9x 2019E EBITDA, a meaningful discount to better execution peers, who trade at 22x 2019E EBITDA

SQN

Yelp's low profitability can be partially attributed to its offices being located in some of the most expensive cities in North America

Yelp's Office Locations



Key US Offices:



Scottsdale

Chicago

Washington DC

New York

San Francisco

Median Household Income ($K)



Source: US Census Bureau; Company Filings

The majority of Yelp's headcount across all functional areas is in its high-cost office locations

Yelp's Estimated Headcount Distribution by Office Location[1]:

Headcount (% Total)	High-Cost				Low-Cost			
	San Francisco	New York	Washington DC	High-Cost Total	Scottsdale	Chicago	Other	Low-Cost Total
S&M	20%	29%	5%	54%	24%	21%	1%	46%
R&D	82%	2%	0%	85%	1%	2%	13%	15%
G&A	57%	13%	2%	73%	14%	10%	4%	27%
Total	32%	24%	4%	60%	20%	17%	3%	40%

1. Based on LinkedIn data that accounted for 4,685 profiles of Yelp's 5,700 reported headcount (82% of total)

Yelp's Dramatic Underperformance

Company is Mismanaged and Under-optimized

1. Inefficient Sales Model

2. Under-monetized Relative to Peers

3. Expense Structure Not Aligned with Growth

4. Lack of Basic Product Features

5. Poor Capital Allocation

Advertisers and consumers are going elsewhere as competitors catch up to Yelp

Impact on Advertisers

○ Our surveys[1] reveal that advertisers are consistently disappointed with Yelp's Business Dashboard

○ Our surveys[1] also reveal that Yelp advertisers still find it difficult to measure attribution and ROI

○ Yelp lacks key table-stakes features that competitors have on their advertising platforms

Impact on Consumers

○ Consumers now have more local search options

○ Competitors are surpassing Yelp in review growth

○ Yelp has ceded entire categories to other players

○ Competitors are rapidly releasing new features to enhance their local search capabilities

1. SQN Investors commissioned survey of ~500 small businesses

Yelp risks losing its market leading position unless product gaps are closed

SQN's survey of advertisers on Yelp suggests that Yelp's inferior business dashboard is the primary reason they stopped spending

SQN's Survey of ~500 Small Businesses[1]

We asked advertisers why they churned off Yelp

- *42%* said it is because Yelp's business dashboard / advertising platform lagged alternatives

We then asked what would cause them to reconsider spending on Yelp

- *33%* said better tools to measure the effectiveness of their spend on Yelp

- *25%* said a better business dashboard or advertising platform

1. SQN Investors commissioned survey. Respondents can select more than one choice, so percentages can sum up to greater than 100%

It is critical that Yelp provide advertisers with more capabilities to measure the effectiveness of advertising on Yelp





yelp

Kitchen Story
Photos
Review Highlights

Read reviews, browse photos, look up directions...





ANGI HOMESERVICES

Profile
Reliable Plumbing
Select an appointment time
Tomorrow
9:00 AM
10:00 AM
11:00 AM
Average Project Cost
$175 - $275*

Book service appointment









GRUBHUB

Review Order
Your Information
Payment
Android Pay
Credit Card
PayPal
Cash

Order food

tripadvisor

CA$396
View Deal
CA$243
CA$234
View Deal
CA$177
View Deal

Book property

Primarily transactional

Yelp is not primarily a transactional platform. Unlike with Yelp's peers, it is difficult for advertisers on Yelp to easily measure the effectiveness of advertising spend

Competitors are growing their local reviews faster than Yelp



Relative Growth of Reviews

Cumulative Growth Indexed to 100

Source: BrightLocal. Based on review data of 50,000 US-based businesses

Google is adding powerful local discovery features, some that Yelp does not have



Google







Google “Explore”

Search Google Maps
CHELSEA
David Zwirner
Chelsea Market
Kleinfeld Bridal
The Spotted Pig
Parsons School of De
Explore Meatpacking District
Restaurants
Coffee
Events
More
Explore
Driving
Transit
For you

The “Explore” tab provides personalized local recommendations

Message Businesses

Dragon's Gate
Hotel Des Arts
Heymarket
Software company in San Francisco, California · 15 ft
OVERVIEW
REVIEWS
CALL
MESSAGE
DIRECTIONS
WEBSITE
461 Bush St, San Francisco, CA 94108
Add business hours
Send a message
More about Heymarket
Heymarket Business Text Messaging
Heymarket › home
Free, 14 day trial. Text messaging for support, sales, and marketing. Reach multiple contacts with a single template. Share a number or inbox with your team.

Enables direct chat with local businesses

“Popular Times”

Giordano's
OVERVIEW
POSTS
MENU
REVIEWS
Value, friendly service, and delicious deep-dish pizza make Giordano's a crowd sweetheart.
Full review on Michelin guide
Popular times: Saturdays
Live: Busy
Wait: Usually up to 1h 45m
Plan your visit
Peak wait up to 1h 45m from 8:00 PM–9:00 PM
People typically spend 45 min to 2 hr here
On these lists

Discover when the most popular times are to visit a location

Google is rapidly growing its location-based searches



Google Mobile Query Growth (2015–2017)

" NEAR ME ..." — 900%

" SHOULD I ..." — 65%

" .... FOR ME" — 60%

Source: "Internet Trends 2018" – Mary Meeker, Kleiner Perkins.

Facebook is leveraging machine learning to recommend local businesses and provide contextual data from a user's social network



Messenger Discover Tab



Everlane
Active Now
12:30
IDAHO
WYOMING
UPS My Choice
Delivery on
Monday, Mar 30 · By end of day
Current location
Rock Springs, WY
Item
Men's Heavyweight Tee
Medium · Black
Excited for this to get here! Can I buy another one in grey?
zulily

Allows users to discover nearby restaurants and businesses.
Transactions facilitated by chat bots

Facebook Local



9:00 AM
Search Events
Today
Tomorrow
This Weekend
NEARBY EVENTS
See Map
SUGGESTED FOR YOU
See All
Crashing Hotels Album Release Party
Today 7 PM · White Glove
Math Times Studio
Today at 3 PM
Events Highland Park
Today
Anytime
Music
Theatre
Highland Park
Big Wheel Race
Today 11 AM

Explore and share events, places, and
other interests recommended by your network

Facebook has significantly improved the relevance and quality of its local searches



November 2015 Search for "Italian Restaurants"





italian restaurants
Pages
Places
Groups
Nicola's Ristorante Italiano
· Italian
Rotolo's Pizzeria Lewisville, TX - Castle Hills
· Italian
Pizzeria Testa
· Italian
Palio's Pizza Cafe - Little Elm
· Cafe
News Feed
Requests
Messenger
Notifications
More

Results did not correlate to location; little contextual data

Same Search 2 Years Later

italian restaurant frisco te...
All
Posts
People
Photos
Video
Italian Restaurants in Frisco, Texas
Little Elm
Frisco
Lake Dallas
Allen
Pizzeria Testa
Italian · $$ · 4.6★ (343)
8660 Church St
Crudo Wood Fired Taverna
Italian · $$ · 4.8★ (177)
7004 Lebanon Rd
Trattoria Al Giardino
Italian · $$ · 4.8★ (106)
1279 Legacy Dr, Ste 100
See All

Results from within 2 miles, integrated with maps, with rich review data

Amazon and Snapchat are also developing features that overlap with components of Yelp's value proposition





Amazon – Home Services App

Why Amazon Home Services
100% Happiness Guarantee
We stand behind every service. If you're not completely satisfied, we'll make it right
Over 700
Service options available that you can choose from
3 out of 100
Pros invited to participate in your area. We're super picky
4.7 stars
Average service pro rating
95% of pros
Are local neighborhood businesses
123,000 hours
Time spent background checking pros. We take safety seriously
Add to Cart
60 seconds
Amount of time it takes to buy a pre-packaged service on Amazon.com

selling services on amazon
Jobs to Complete
6 open
4 overdue
Jobs to Schedule
3 unconfirmed
Requests
3 waiting
Contact Amazon
Need help?
Next job: Today 2:00pm
Greg's TV Wall Mounting
1701 164th ct se Seattle, WA 98103

Connects home and business repair services merchants and customers on Amazon platform. Includes customer reviews and commentary, allows customers to book and pay directly on website

Snapchat – Geofilter Integration

Los Angeles, CA
10m ago
delicious!!
THE SUNNY CAFE
Los Angeles, CA
PLACE
The Sunny Cafe
4789 Plainview Blvd, Los Angeles, CA
Get There
thesunnycafe.com
View Menu
Open until 2pm
Make a Reservation
(323) 555-1425
#7 of 2,153 Restaurants in Los Angeles
tripadvisor

Integrates "Geofilter" location tags that populate digital cards with content from partners such as TripAdvisor, Foursquare, OpenTable, Uber, and Lyft

Yelp's Dramatic Underperformance

Company is Mismanaged and Under-optimized

1 Inefficient Sales Model

2 Under-monetized Relative to Peers

3 Expense Structure Not Aligned with Growth

4 Lack of Basic Product Features

5 Poor Capital Allocation

Based on Yelp's poor track record of capital allocation, the Board should not allow further speculative uses of cash

Date	Capital Allocation Decision	Outcome
2012–2015	Invested and built Brand Advertising business[1]	Discontinued Brand Advertising segment in 2016
2014	Acquired Restaurant-Kritik, a restaurant review site in Germany	Discontinued International operations in 2016
2014	Acquired Citivox, a restaurant review site in France	Discontinued International operations in 2016
2015–2016	Heavily invested in TV and Brand advertising	De-emphasized spend in 2017
2017	Acquired Turnstyle Analytics ("Yelp Wifi") for $33M and announced increased marketing investment in Q4 2017	In Q2 2018, stepped back on investments in Yelp Wifi. No mention since

Source: Company Earnings Transcripts; SQN Estimates; Bloomberg
1. Counting from when Yelp went public in 2012

SQN

Yelp has too much cash



Yelp's Net Cash as % of Market Cap versus Internet Peers

- YELP: 29%
- RDFN: 22%
- TRUE: 19%
- GRPN: 19%
- SNAP: 19%
- SSTK: 16%
- GOOG: 14%
- Z: 13%
- TWTR: 13%
- FB: 10%
- BKNG: 9%
- WIX: 9%
- TRIP: 8%
- YEXT: 7%
- ETSY: 5%
- CARG: 4%
- ANGI: 0%
- GRUB: 0%
- W: 0%
- IAC: -6%
- MTCH: -8%
- EXPE: -11%
- GDDY: -14%
- P: -15%
- EBAY: -16%
- CARS: -41%

Source: Bloomberg as of 12/07/18; Company Filings

Yelp should return significantly more cash to stockholders than it is at present

Even after planned share buybacks, we estimate that Yelp will have almost $1 billion in cash in 2020



Summary of Yelp's Cash Flow: Q3 2018 to 2020[1]

Source: Bloomberg
1. Based on consensus EBITDA estimates and historical FCF conversion

Yelp's Dramatic Underperformance

Management Poorly Aligned with Stockholders

1 CEO Not Held Accountable

2 Compensation Not Aligned with Performance

3 Insiders are Sellers

Yelp's Founder, after taking the Company public, has an abysmal track record as CEO

Yelp Returns Relative to Benchmarks

	1-Year	3-Year	5-Year
S&P 500	-17%	-20%	-107%
Nasdaq	-19%	–27%	-127%
Russell 2000 Technology Index	-19%	-31%	-117%
Yelp's Proxy Peer Group	-44%	-59%	-74%

- **5-Year TSR:** Yelp has underperformed the Russell 2000 Technology Index by -117% and its own proxy peer group by -74%

- **Strategic Failures:** competitors have built best-of-breed companies in some of Yelp's markets that now sum up to ~8x Yelp's market cap

- **Dismal Execution:** Yelp has missed stockholder expectations 12 out of the last 19 quarters

Yelp's 5-Year Indexed TSR and Stock Reaction Day After Quarterly Earnings



Indexed to 100 at 12/07/13

Source: Bloomberg as of 12/07/18

Yelp's Board has not been able to hold the CEO accountable

Awards of large stock grants to insiders are not tied to achieving performance metrics

Yelp's Incentive Compensation Policy

"Historically, we have not offered incentive cash compensation opportunities to our executive officers. Our Compensation Committee revisited this practice in setting 2017 and 2018 compensation, but decided not to offer incentive cash compensation opportunities to any executive officer at such times. Our Compensation Committee also elected not to pay any bonus compensation for 2017. *Although our Compensation Committee recognized that incentive and bonus cash compensation is a common compensation element at many companies, including companies with whom we compete for talent, it continues to believe that the equity compensation opportunities held by our executives provide sufficient motivation and retention incentives at this time.* Our Compensation Committee also feels that it is appropriate to utilize our cash resources for other priorities — such as our stock repurchase program and payment of employee tax liabilities in connection with our transition to net share settlement of equity awards — and *rely on base salary and equity compensation rather than incentive or bonus cash compensation.*" – 2018 Proxy Statement

1. Source: Yelp QualityScore Profile Report. A score of 10 indicates higher governance risk, while a 1 indicates lower risk, with each point representing a decile rank relative to a peer group defined by ISS that is composed of US Media & Entertainment companies in the Russell 3000 Index

ISS gives Yelp a compensation score of 9, placing it in the worst 10% of its peers[1]

Over the last 5 years, insiders have sold almost twice the number of shares they have been granted over this time

Each Red Tag Represents a Day of Net Selling by Insiders over the Last 5 Years[1]



2014-2017

Shares Granted	3,464K
Net Shares Sold	(6,233K)

(2,769K) more shares sold than granted

In Thousands	2014	2015	2016	2017	2014-2017	2018
Stock Units Granted						
Board	13	30	7	75	124	NA
Management	0	192	1,199	838	2,228	NA
CEO	0	33	426	654	1,112	NA
Total	13	254	1,632	1,566	3,464	NA
Net Buy/(Sells)						
Board	(69)	(213)	6	(253)	(528)	(230)
Management	(1,138)	(437)	(744)	(1,285)	(3,605)	(511)
CEO	(500)	(184)	(302)	(1,114)	(2,100)	(377)
Total	(1,707)	(834)	(1,040)	(2,652)	(6,233)	(1,118)

Source: Yelp Proxy Statements; Bloomberg; FactSet; As of 12/31/18.
1. Only includes open market buying / selling. Stock units granted to Board members assumes members received maximum allotment, as per proxy statements. Board stock units assumed to be granted in the same year as management's grants

Insiders are profiting while stockholders are suffering

Yelp's Dramatic Underperformance

Poor Corporate Governance

1 Board is Stale and Needs Fresh Perspectives

2 Corporate Governance is Stockholder Unfriendly

The Board is stale with an average tenure of over 9 years. Only 1 new member has joined since May 2012

Director	Date Joined	Board Tenure (in Years)	Class	Principal Occupation
Jeremy Levine	November 2005	13	Class I	Partner, Bessemer Venture Partners
Peter Fenton	September 2006	12	Class I	General Partner, Benchmark Capital
Fred Anderson	February 2011	8	Class I	Managing Director, Elevation Partners
Diane Irvine	November 2011	7	Class II	Chairperson; former CEO of Blue Nile
Mariam Naficy	January 2014	5	Class II	CEO, Minted
Jeremy Stoppelman	September 2005	13	Class III	Co-Founder / CEO, Yelp
Geoff Donaker	December 2010	8	Class III	Manager, Burst Capital; former COO Yelp
Robert Gibbs	May 2012	7	Class III	Global Chief Communications Officer, McDonald's
Average:		**9.2 Years**		

Source: Company Filings; Bloomberg as of 12/07/18

This Board has overseen the -117% and -74% 5-Year TSR underperformance relative to the Russell 2000 Technology Index and Proxy Peers, respectively

Yelp's governance is stockholder unfriendly, giving stockholders few viable alternatives to seek a remedy for years of underperformance

Yelp's Stockholder Unfriendly Terms	Industry Best Practice
Classified Board; Directors up for reelection once in three years	**Declassify the Board to permit directors to be elected annually** ISS supports proposals to repeal classified boards and elect all directors annually and against proposals to classify the board
Only the Board can fill director vacancies	**Shareholders should have the right to fill director vacancies** ISS supports proposals that permit stockholders to elect directors to fill board vacancies and against proposals that provide that only continuing directors may elect replacements to fill board vacancies
Stockholders cannot call special meetings	**Stockholders holding at least 10% of the outstanding stock should have the right to call special meetings so that shareholders can hold the Board accountable between annual meetings** ISS will generally support proposals that provide stockholders with the ability to call special meetings. ISS prefers a 10 percent minimum ownership threshold needed to call special meetings
Stockholders cannot act by written consent	**Shareholders should have the right to act by written consent so that shareholders can hold the Board accountable between annual meetings** ISS will generally support proposals that provide stockholders the ability to act by written consent
Supermajority vote requirement (66.67%) to amend certain charter and all bylaw provisions	**Shareholders should have the right to amend all charter and bylaw provisions with a simple majority vote** ISS supports proposals to reduce supermajority vote requirements

Source: Company Filings; ISS
A score of 10 indicates higher governance risk, while a 1 indicates lower risk, with each point representing a decile rank relative to a peer group defined by ISS that is composed of US Media & Entertainment companies in the Russell 3000 Index

ISS gives Yelp a Shareholder Rights Score of 8, placing it in the worst 20% of its peers[1]

Table of Contents

Yelp's market is very large, giving it significant room to grow



Local Advertising Spend
$149B
Online and Mobile
Advertising Spend
$37B
yelp
Revenues
$941M

Yelp revenues represent under 1% of total local advertising spend



SMBs in the U.S.
20M
yelp
Claimed
Businesses
4.8M
yelp
PAAs
194K

Only ~25% of SMBs list their businesses on Yelp (free service) and of those, about ~4% spend on Yelp

Source: Company Filings

Yelp is one of the Top-30 visited websites in the US, and a Top-10 website amongst peer Internet companies

Top Visited Websites in the US			
ComScore Top 50 Ranking	Adjusted for Internet Peers[1]	Property	UVs ('000s)
1	1	Google	249,721
2	2	Facebook	211,184
5	3	Amazon	201,899
13	4	Twitter	143,341
19	5	Snapchat	121,983
22	6	eBay	107,208
23	7	LinkedIn	106,817
24	8	Pinterest	106,539
28	9	Netflix	91,941
31	10	yelp	90,479
32	11	Zillow	89,964
34	12	Spotify	86,413
36	13	Pandora.com	82,962
38	14	WebMD	79,805
46	15	TripAdvisor	67,309

Source: ComScore November 2018 Rankings; Bloomberg
1. Internet Peers adjustment includes comparable properties that primarily generate revenues online

Yelp has one of the largest database of reviews, growing over 20% annually



Yelp Cumulative Reviews (M)

171M

5-Year CAGR: 29%

Q3 2013	Q4 2013	Q1 2014	Q2 2014	Q3 2014	Q4 2014	Q1 2015	Q2 2015	Q3 2015	Q4 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017	Q1 2018	Q2 2018	Q3 2018
47	53	57	61	67	71	77	83	90	95	102	108	115	121	127	135	142	148	155	163	171

Source: Company Filings

Yelp's 171 million user-generated reviews are difficult to replicate

Reviews are becoming a critical part of how consumers discover and engage with local businesses

86% of consumers read reviews for local businesses

57% of consumers will only patron a business if it has 4 or more stars

91% of 18 to 34-year-olds trust online reviews as much as personal recommendations

80% of 18 to 34-year-olds have written online reviews

10 online reviews are read on average before consumers feel able to trust a business

Source: BrightLocal. Based on a survey of ~1,000 US-based consumers

Yelp's leadership in local reviews puts it in an increasingly important position in local search

Yelp is still the best option to find local businesses. Leading tech platforms that don't have home-grown solutions consistently choose to partner with Yelp

Homegrown	Google	Next best alternative to Yelp, and catching up
	Facebook	Facebook has a growing offering, but quality and length of reviews lag significantly. Breadth of verticals limited
	tripadvisor®	Focused more on travel-oriented businesses Reviews are written by travelers, not locals
Powered by 	Apple	Apple Maps and Siri – powered by Yelp
	amazon	Alexa – powered by Yelp
	Microsoft	Bing and Cortana – powered by Yelp

Alternatives are either inferior to Yelp or are powered by Yelp

Case Study: Dim Sum Club, a dumpling restaurant in San Francisco













Dim Sum Club
Unclaimed
342 reviews
$$ · Dim Sum, Cantonese
Write a Review
Add Photo
Share
Save
RUSSIAN HILL
2550 Van Ness Ave
San Francisco, CA 94109
Russian Hill
Get Directions
(415) 529-2615
Send to your Phone
See all 780
Deep fried shrimp and chive
by Ann S.

Yelp's review profiles:

Have the Highest Number of Reviews	Are the Most Descriptive	Have the Most Photos
Number of Reviews	Average Word Count of First 10 Reviews	Number of Photos

342
152
6
61
179
41
25
59
780
178
20
25
Yelp
Google
Facebook
TripAdvisor

Source: Yelp, Google, Facebook, TripAdvisor

Yelp typically has the highest number and the most descriptive reviews

Case Study: Dim Sum Club, a dumpling restaurant in San Francisco



"If I could give 4.5 stars, I would - it's that close to greatness. I've willfully ignored Dim Sum Club after driving by it 1000x and assuming it could not be good. There's hardly any Chinese food in the surrounding area and I've heard zero buzz about it. We decided to go because trying every dim-sum place in the Bay Area is worthwhile life-goal, and because Yelp said it wouldn't be a disaster.

First impressions:

Location is convenient, but unappealing. The space itself is very small, odd design, and the space it occupies underneath the hotel is awkwardly situated with the current construction (have to go through the hotel lobby)

Most of the people inside look Chinese - great sign!

NO WAIT at 11:30 on a Saturday. PRAISE THE LORD!

Menu system instead of carts. AWww yissssss

Food:

Overall the food was great. None of the standards disappointed, and there were some surprisingly good dishes.

TL:DR; all the BBQ pork, scallion pancake, standard shiu mai / har gao order.

Baked BBQ pork bun (10/10) - The best I've had, very delicate, nice crunchy-buttery topping, good char siu. Nice change from the typical egg-washed kind.

Green onion pancake (10/10) - Also the best I've had outside my parent's house. Very thin, flakey with lots of layers, crispy outside, a little stretchy still inside. Impressive!

Steamed BBQ..."

Source: Yelp, Google, Facebook, TripAdvisor




Detailed Review
Brief



"Soup dumplings were so delicious it made me want to cry. If you're visiting it's a must."


Explanation for Each Opinion
Rushed

"Great place for Dim sum. It is located on Van Ness Ave by Union & Filbert St. No need to travel all the way to Chinatown or Richmond district for your craving.

Food quality is very good. It's more expensive than Chinatown. But the restaurant is much cleaner than most."




Specific Recommendations
Generic

Hit-and-Miss

We went here on Christmas based on TripAdvisor reviews. Someone had raved about the short ribs, so we ordered them. They were the worst we have ever had, full of fat and bones. However, the siu mai, the Shanghai dumplings and the shrimp and Thai dumplings were good. Be careful ordering. The staff was sweet.

Numbers only tell part of the story. An actual comparison of the first substantial review featured for Dim Sum Club on each site highlights the difference in the quality and length of reviews on Yelp

Yelp is trading at a discount to publicly traded peers with similar growth



Revenue Growth versus Valuation for Yelp and its Peers

Valuation: 2019E EV/EBITDA (other than where indicated)

35x
30x
25x
20x
15x
10x
5x
0x

Relatively Expensive

Relatively Cheap

ETSY
ANGI
WIX
GRUB
Z
TRIP
GDDY
TRUE
TWTR
MTCH
IAC
BKNG
EXPE
CARS
EBAY
SSTK

YELP 2019E
YELP 2018E[1]

0%   5%   10%   15%   20%   25%   30%   35%   40%   45%   50%

2019E Revenue Growth
(other than where indicated)

Source: Bloomberg; Company Reports; SQN Estimates. As of 12/07/18. Excluded companies >$100B In Market Cap
1. Represents Yelp 2018E revenue growth and 2019E EV / EBITDA valuation

We believe that by following our recommendations, Yelp's revenue growth can accelerate to 20% and EBITDA margins can expand to 30%

Table of Contents

We recommend replacing the 3 members on Yelp's 8-person staggered Board that are up for election at Yelp's 2019 Annual Meeting with candidates that are not handpicked by the existing Board

The Current Board is Severely Lacking Key Requirements for Effective Governance		
Requirement	**Current State**	**SQN's Recommendation**
Fresh Perspectives	**Stale**	Average tenure greater than 9 years. No new members since May 2012	Introduce 3 new members to the Board <u>that are not handpicked</u> by the existing Board
Accountability	**None**	Management has been paid well and not held accountable despite years of strategic and operational missteps	Refresh the Compensation Committee; the proposed Board Committee to evaluate strategic alternatives should evaluate management as part of its mandate
Stockholder Alignment	**Unaligned**	Insiders are net sellers of stock. Management is not measured on any relevant performance metric	Board must include stockholder representation

Source: Company Filings

We seek to inject Yelp's Board with fresh perspectives and bring greater alignment with stockholders

In making recommendations, we have carefully balanced addressing current operational deficiencies, achieving long-term growth, and realizing quantifiable financial improvements by 2020

SQN Recommendation	Optimize Current Business Model	Achieve Potential to Participate in Transactions Marketplace	Quantifiable Financial Impact by 2020
① Monetize Through Partners		✓	Yes
② Improve Sales Efficiency	✓		Yes
③ Align Spend with Growth Potential	✓		Yes
④ Move to Lower Cost Cities	✓		Yes
⑤ Buyback $500M of Stock			Yes
⑥ Eliminate Key Product Gaps	✓	✓	
⑦ Evaluate Talent	✓	✓	
⑧ Align Compensation to Performance	✓	✓	

We believe that the successful implementation of our recommendations can accelerate revenue growth to 20% and expand EBITDA margins to 30%

Yelp can significantly increase the monetization of its traffic by partnering with vertically-focused internet platforms

Monetize Through Partners (1)



$10 Revenue per Unique Visitor[1]

	Category	Estimated Revenue Per Unique Visitor
ANGI HOMESERVICES	Home & Local	$40
Zocdoc	Healthcare	$40
Expedia	Travel	$50
Zillow	Real Estate	$15
Care.com	Child Care	$20

1. SQN Investors calculation based on estimated annual revenues divided by estimated monthly unique visitors

We believe partnerships such as these can generate $150M to $250M in incremental annual revenue

There are many partners and structures that Yelp can pursue to increase monetization

Verticals	Partner	Potential Structure
Home & Local	ANGI HOMESERVICES	Yelp sends Request-A-Quote messages directly to HomeAdvisor in return for share of lead revenues
Travel	Expedia	Yelp includes a "Book on Expedia" link that sends traffic to Expedia in return for share of commission revenues
Healthcare	Zocdoc	Yelp sends traffic to doctor profiles on Yelp to Zocdoc for share of advertising revenues
Real Estate	Zillow	Yelp sends traffic to real estate agent profiles to Zillow for share of advertising revenues
Food Delivery	Uber Eats	Yelp integrates online ordering for all restaurants on Uber Eats but not on GrubHub
Fitness	MINDBODY	Yelp adds ability to pay for fitness classes directly on Yelp in return for a share of MindBody's payment revenues
Auto Dealers	CarGurus	Yelp sends traffic to auto dealership profiles to CarGurus for share of advertising revenues
Child Care	Care.com	Yelp includes a "Book on Care.com" link that sends traffic to Care.com in return for share of commission revenues

We have spoken to several potential partners who have expressed high interest in partnering with Yelp

Partnership Case Study: ANGI Homeservices





Monetize Through Partners 1

Yelp Today:

yelp | | Revenue

Yelp receives 8 million Request-A-Quote projects annually[1] → X Yelp monetizes at $5.63 per request = **$45M**

Partnership:





ANGI HOMESERVICES | yelp | versus

Yelp receives 8 million Request-A-Quote projects annually[1] → Yelp sends requests to ANGI Homeservices, which monetizes at $33.26 per request → 50% revenue share to Yelp X Yelp receives $16.50 per request = **$133M**

Partnership Improves Yelp Monetization

+$88M Incremental Annual Revenue

1. Based on Yelp's Q3 2018 annualized project requests of 8M
2. Yelp Q3 2018 Shareholder Letter: $45M Request a Quote Revenue / 8M run rate Requests = $5.63 per Request a Quote
3. ANGI Q3 2018 Earnings Results: $213M Market Place Revenues / 6.405M Service Requests = $33.26 per Service Request
4. MKM Research Partners

Sell Side research[4] has estimated a range of $119M to $167M of incremental revenues from this partnership. We conservatively assume that Yelp can generate $88M of incremental revenues

There are dozens of potential partnerships across multiple categories that Yelp can pursue to get the highest value for its traffic

Monetize Through Partners 1

Partnership Benefits

Verticals	Potential Partnerships	Annual Incremental Revenue	Annual Incremental EBITDA[2]	Incremental Costs
Home and Local	ANGI HOMESERVICES, Google, amazon, Thumbtack, Porch	$88M	$70M	Such partnerships require minimal incremental costs. Typically, revenue falls directly to the bottom line. We assume a 20% incremental cost
Everything Else	GRUBHUB, Zocdoc, MINDBODY, CarGurus, Care.com, Expedia, Zillow, UBER EATS, POSTMATES, DOORDASH, Booking.com, Hotels.com, cars.com, Autotrader, COMPASS, REDFIN, caviar, booker, Square, RESY	$60M–$160M	$48M–$128M	
	Total	$148M–$248M	$118M–$198M	
	SQN Target	**$150M**	**$120M**	

Implementation Considerations

- Our SQN Targets assume $0 benefit in 2019 and $150M in 2020
- HomeAdvisor was able to monetize Angie's List traffic within 8 months of announcing the deal, and within 3 months of closing[1]
- Yelp's own GrubHub deal began to deliver benefits within 2 months of announcement, and was fully integrated within 7 months

1. While HomeAdvisor and Angie's List were merged into 1 combined entity, we still believe the timeline is relevant. Given IAC's experience, we believe they would not hinder Yelp from achieving our proposed timeline
2. Assume 80% incremental margins

Yelp's sales cold-calling results are far below benchmarks. We only assume a 30% efficiency improvement by 2020 and believe there is significant additional upside

Improve Sales Efficiency ②

Relevant Benchmarks for Yelp



| Closed Deals / Rep / Month | 2.7 Yelp Current | +30% 3.5 SQN Target | 4.4x 12 ANGI Current |
| SaaS Industry Benchmark of Annual Recurring Revenue / Sales Rep Compensation | 1.9x Yelp Current | +30% 2.5x SQN Target | 2.7x 5.2x SaaS Industry Benchmark |

Target for Yelp



| Net PAA Adds / Rep | 9 Yelp Current | +30% 11 SQN Target | Results in $155M of incremental revenue in 2020[1] |

Implementation Considerations

- Much of 2019 will be required to re-architect the sales process for approximately 4,000 sales reps across multiple sales offices
- Based on a Q3 2019 rollout, we believe one-third of the benefit can be realized by end of 2019 and the remainder in 2020

Source: SQN Diligence Calls; Diligence Calls with former ANGI Homeservices employees; Insight Venture Partners' Periodic Table of SaaS Sales Metrics
Note: Charts not to scale
1. See Appendix for details

National Accounts and Home & Local are growing significantly faster than the rest of the business

Align Spend with Growth Potential 3


2018 Estimated Segment Growth[1]
30%
28%
11%
19%
National Accounts
Home & Local
All Other
Total
Segment Revenue[2,3]
$227M
$223M
$492M
$941M

Source: Company Filings; Earnings Transcripts
1. 2018 segment growth estimates based on reported LTM financials
2. Grossed down Home & Local segment by assuming that National Accounts (25% of Total in Q3 2018) is equally distributed across all verticals
3. "All Other" includes Transaction and Other Services segments

We believe that Yelp's expense structure for each segment should be aligned to its revenue growth

By aligning S&M spend to growth for each segment, we believe Yelp can expand EBITDA margins by 8%, or $97M[1] annually exiting 2020

Align Spend with Growth Potential 3

Aligning Sales and Marketing Spend to Growth Prospects by Segment[2]			
Segment (2018E Growth)	2018E Segment Revenue	SQN Target S&M Spend as % of Revenue	Rationale
Home & Local (30% Growth)	$227M	50%	Invest for growth
National Accounts (28% Growth)	$223M	25%	Low churn customers with 6-figure spend make sales costs similar to enterprise sales teams[1]
All Other (11% Growth)	$492M	42%	Appropriate spend relative to growth rate and peer spending
Total	$941M	40%	More in line with peers. See page 22
Yelp Today		48%	2018 consensus estimates

+8 Points of Margin Expansion

Results in $66M of incremental EBITDA in 2020[1]

Implementation Considerations

- Significant execution synergy in implementing this recommendation at the same time as improving sales efficiency
- Based on a Q3 2019 rollout, we believe about 20% of the benefit can be realized by end of 2019 and the remainder in 2020

Source: Bloomberg
1. See Appendix for details
2. Grossed down Home & Local segment by assuming that National Accounts (25% of Total in Q3 2018) is equally distributed across all verticals. We think this is conservative because our diligence suggests that Home & Local account for less than 10% of National Accounts revenue
3. Diligence calls with former National, Mid-Market and Franchise Account Executive sales employees and historical headcount data suggest Yelp could be spending less than 25% of S&M

By aligning R&D spend to growth for each segment, we believe Yelp can expand EBITDA margins by 3%, or $36M[1] annually exiting 2020

Align Spend with Growth Potential ③

Aligning Research and Development Spend to Growth Prospects by Segment[2,3]

Segment (2018E Growth)	2018E Segment Revenue	SQN Target R&D Spend as % of Revenue	Rationale
Home & Local (30% Growth)	$227M	20%	Accelerate development of key features
National Accounts (28% Growth)	$223M	12%	Leverages rest of Yelp platform; requires limited segment-specific features or functionality
All Other (11% Growth)	$492M	12%	Appropriate budget to balance investment levels with growth prospects
Total	$941M	14%	Consistent with Internet peers with similar growth[1]
Yelp Today		17%	2018 consensus estimates

+3 Points of Margin Expansion

Results in $25M of incremental EBITDA in 2020[1]

Implementation Considerations

○ Operationally, this is primarily a resource allocation and project prioritization exercise. Most technical skills required are same across segments

○ Based on a Q3 2019 rollout, we believe about 20% of the benefit can be realized by end of 2019 and the remainder in 2020

Source: Bloomberg
1. See Appendix for details
2. Grossed down Home & Local segment by assuming that National Accounts (25% of Total in Q3 2018) is equally distributed across all verticals. We think this is conservative because our diligence suggests that Home & Local account for less than 10% of National Accounts revenue
3. Diligence calls with former National, Mid-Market and Franchise Account Executive sales employees and historical headcount data suggest Yelp could be spending less than 25% of S&M

Shifting headcount to lower cost cities could result in a 4.71% expansion in EBITDA margins, or $58M[1] annually exiting 2020

Move to Lower Cost Cities 4

% Headcount in High Cost Cities				
Area	Current	SQN Target	Resulting EBITDA Margin Expansion[2]	Rationale
S&M	54%	35%	2.94%	○ Skills readily available in low cost cities ○ High voluntary attrition allows for faster transition ○ Tech companies with similar sales teams in lower cost cities: ANGI in Golden, GRUB in Chicago, GDDY in Scottsdale
R&D	85%	70%	0.87%	○ Talent with key technical skills readily available in lower cost cities ○ Our recommendations are conservative given the time sensitive need to eliminate key product gaps
G&A	73%	50%	0.88%	○ There is no justification to have the majority of G&A in San Francisco, the most expensive city in North America
Total	**60%**	**45%**	**4.71%**	

Results in $24M of incremental EBITDA in 2020[1]

Implementation Considerations

- For all areas we assume only 10% of the benefit can be achieved in 2019 and the full benefit is achieved by the end of 2020 by steadily migrating headcount and implementing a hiring freeze in high cost cities

1. See Appendix for details

We think Yelp can return to 20% growth and achieve $1.3B in revenues by 2020 through monetization partnerships and improvements in sales efficiency



Revenue Upside from SQN Recommendations[1]

Source: Bloomberg
1. See Appendix for details

We think Yelp can conservatively expand to 30% EBITDA margins by 2020 if these recommendations are implemented. This is still well below Yelp's own long-term target of 35 to 40%[1]



EBITDA Upside from SQN Recommendations[2]

Source: Bloomberg; SQN Estimates; as of 12/07/18
1. Yelp's Q4 2017 Investor Presentation
2. See Appendix for details
3. Of the $91M benefit, $66M comes from S&M and $25M comes from R&D

By successfully implementing our recommendations, Yelp can realistically accelerate to 20% growth while generating 30% EBITDA margins

Revenue Growth versus EBITDA Margin for Yelp and Its Peers



Peers that are growing faster and are more profitable than Yelp

Mean '19 EBITDA Multiple[1]: 22x
Yelp '19 EBITDA Multiple: 9x

More Efficient

Less Efficient

2019E Revenue Growth
(other than where indicated)

2019E EBITDA Margin
(other than where indicated)

Source: Bloomberg; SQN Estimates; As of 12/07/18
1. Includes GRUB, ETSY, WIX, ANGI, IAC, GDDY, and MTCH
2. Represents Yelp 2018E revenue growth and EBITDA margin

Yelp can easily buy back $500M of stock and still have significant excess cash remaining



Yelp's Cash Flow Waterfall from Q3 2018 to 2020[1]

Cash Flow ($M)

Q3 2018 Cash Balance	837
Q3 2018 to 2020 Consensus FCF	+408
SQN FCF Upside, Net of Restructuring	+78
Consensus 2020 Cash Balance	1,323
Nov. 2018 Buyback Authorization	-250
Incremental $500M Share Buyback	-500
Stock-based Compensation Buyback, Assuming No Change to Compensation Policy	-257
SQN 2020 Cash Balance	316

- The implementation timeline of our recommendations, net of restructuring costs, results in $78M of cash generated by 2020
- Starting 2021, free cash flow from achieving 20% growth and 30% EBITDA would be over $300M, more than double Yelp's 2018E free cash flow

Source: Bloomberg.
1. See Appendix for full assumptions

A $55 to $65 stock price can be achieved by the successful implementation of our recommendations

Calculation of SQN Target Share Price for Yelp			Notes
Consensus EBITDA for 2020	$266M		Bloomberg
Incremental EBITDA from SQN Recommendations	+$117M		See page 76
SQN Target EBITDA for 2020	$383M		
Net Cash in 2020	$316M		See page 78
Shares Outstanding Post Buybacks	75M		94M TSO reduced by 19M based on buyback average price of $40[1]
Valuation Multiple	10x EBITDA	12x EBITDA	~50% discount to Internet Peers. See page 77
Market Capitalization ($M)	$4.1B	$4.9B	
SQN Target Price per Share	**$55**	**$65**	
% Premium to Unaffected Stock Price[2]	+59%	+89%	

1. Includes November 2018's $250M buyback authorization. Assume stock repurchased at weighted average cost of $40 per share
2. Stock price of $34.59, the closing price on 12/07/18. This was the last trading day before SQN Investors issued a public letter to Yelp's Board of Directors on 12/10/18

Yelp lacks Google's feature that allows advertisers to preview the reach of their ad campaign, enticing advertisers to spend

Eliminate Key
Product Gaps   6

Competitors Forecast Advertiser Reach





Yelp lacks benchmarking like Google's feature that lets advertisers preview what competitors spend, allowing new advertisers to compare themselves to peers

Eliminate Key Product Gaps 6

Competitor Platforms Show Advertisers Benchmark Spend Budgets





Google

Edit budget

Estimated performance ⓘ

👁 859 - 1437 views
per month

👤 180 - 301 clicks
per month

Set the amount you'd like to spend.

$ 13.16   per day average ⓘ

$400.00 per month maximum

typical competitor budget range

Choose Your Ad Budget ⓘ

○ **$10.00 per day average**
About 200 clicks a month
$300 per month maximum

○ **$15.00 per day average**
About 300 clicks a month
$450 per month maximum

○ **$25.00 per day average**
About 500 clicks a month
$750 per month maximum

● **Set your own budget**
$ 15.00 **per day average**
About 300 clicks a month
$450 per month maximum

Unlike on Google, there is no easy way to download and analyze Yelp's traffic and advertising data. Yelp's dashboard is too crude to run effective ad analyses

Competitors Give Advertisers the Ability to Easily Download and Analyze Traffic Data









Yelp does not have A/B Testing, while Google allows advertisers to easily run multiple ads at the same time to optimize their ad campaigns

Eliminate Key Product Gaps 6

Competitors Have Real-time A/B Tests

Google



You can run multiple ad variations at the same time. Google will track their performance, and then show the better versions more often.
Tips and sample ads
Test different messages in your ad
Write a few ad texts with different text. Google will monitor their performance and automatically run your best-performing ad texts more often.
GOT IT
Old-Fashioned Diner | Try SF's Best Burger
Ad www.davesoldfashioneddiner.com
We only do three things, and we do them right: Burgers, Fries, and Shakes
1865 GREEN STREET, SAN FRANCISCO, CA
New ad version
Headline 1
Headline 2
Description
Your ad preview on Desktop
Headline 1 | Headline 2
Ad www.davesoldfashioneddiner.com
Description
1865 GREEN STREET, SAN FRANCISCO, CA
SEE HOW YOUR AD WILL APPEAR

yelp



Customize Ad
Example Ad
Ad Dave's Diner
Diners
Come try the best old-fashioned, pub-style burgers in town!
Set Custom Text
Come try the best old-fashioned, pub-style burgers in town!
59
Minimum 15 characters

Google allows advertisers to analyze which search phrases customers use to find them. This allows them to better refine their campaigns and improve conversion

Eliminate Key Product Gaps 6

Competitors Provide Ability to Analyze Attribution of Search Terms









Yelp appears significantly behind Google and other competitors in helping businesses understand their advertising spend ROI, likely hampering both growth and profitability

To help SMBs adopt and better manage their ad campaigns, Yelp should significantly expand its network of advertising partners

Eliminate Key Product Gaps 6

Competitors have Rich Network of Advertising Partners









tripadvisor

yelp

- dex.yp
- yext
- BRANDIFY
- GoDaddy
- Milestone
- MomentFeed
- Quicken
- REACHLOCAL
- rio seo
- singleplatform
- sweet IQ
- uberall

Given the long track record of underperformance, we anticipate that Yelp will need to make some critical new leadership hires

Evaluate Talent 7

Management Group	Requirements of Leadership
Executive Leadership	○ Consistently meet strategic goals and operating targets ○ Build a strong team in each functional area ○ Create stockholder value
S&M Leadership	○ Improve sales efficiency ○ Structure monetization partnerships ○ Rearchitect sales process for more targeted inside sales
R&D Leadership	○ Eliminate key feature gaps ○ Build tools to help businesses measure advertising ROI
G&A Leadership	○ Drive the alignment of expenses with growth opportunity ○ Shift headcount to lower cost geographies

A refreshed Board should evaluate the Executive Leadership and their direct reports on their demonstrated success in their time at Yelp and if they have the skills required to deliver on Yelp's priorities

SQN

The Board should put an immediate stop to the handouts of Yelp's valuable stock and instead tie compensation to specific performance metrics

Management Group	Representative Performance Metrics for Compensation
Executive Leadership	o Delivering on revenue growth and cash generation as targeted in Yelp's annual budget o Stock price performance
S&M Leadership	o Revenue growth as targeted in Yelp's annual budget o Growth of Paid Advertising Accounts o Reduction in annual churn o Achieving targeted efficiency to align closer with industry benchmarks
R&D Leadership	o Increase in consumer or advertiser usage for key features delivered o Growth of unique visitors o Growth of Paid Advertising Accounts o Successful migration of headcount to lower cost cities
G&A Leadership	o Successful migration of headcount to lower cost cities o Successfully executing on share buybacks

Management compensation must be aligned with delivering successful outcomes

SQN

Evaluate Sale of Company

1 Strategic Acquirers

2 Financial Acquirers

Yelp is an attractive asset for both strategic and financial buyers

High Organic Traffic	o 90M monthly unique visitors
Large, Irreplaceable Network of Peer Reviews	o 171M cumulative reviews, growing 20%+ annually
Scarcity Value	o Few at-scale assets in local search
Attractive Financial Profile	o Recurring revenues growing double-digits with over 90% gross margin
Under-optimized Business	o Potential to accelerate revenue and expand profitability through numerous initiatives o Opportunity to fix execution issues
Digestible	o At an Enterprise Value of just $2.4 billion[1], many technology companies or private equity firms could afford to buy Yelp

Source: Bloomberg
1. Based on Yelp's closing price on 12/07/18

We have spoken to multiple potential buyers that would have high interest in Yelp should the asset be for sale

Strategic acquirers that care most about Yelp's lead generation capabilities

Acquisition Rationale

- Monetize Yelp's traffic at a higher rate by using their own technology and product platforms (e.g., GrubHub, ANGI Homeservices)

- Diversify away from Google or other paid channels to acquire consumer traffic (e.g., Booking Holdings, Expedia, etc.)

- Capture greater dollars of transaction-based revenue streams (e.g., Square, Uber, etc.)

Potential Acquirers











M&A profiles: Companies that care most about Yelp's lead generation capabilities (1 of 4)

Company[1]	Financial Profile ($M)	Business Overview	Value of Traffic	Value of Reviews	Synergies	Ability to Pay	Acquisition Rationale
airbnb Private	**2018E Financials** Revenues: +$1,000 (Q3 '18) Growth: NA Gross Margin: NA EBITDA Margin: NA **Current Capitalization** Market Cap: NA EV: $31,000 Last Fundraise: ~$1,000 ('17)	• Peer-to-peer lodging rental platform • Provides access to 5+ million unique places to stay in more than 81,000 cities and 191 countries. Also offers access to experiences in 1,000+ markets around the world • Generates revenue from service fees and bookings	●	◕	◑	●	• Provides an adjacent platform of destination-focused, user-generated reviews that would help AirBNB promote destinations and experiences
ANGI HOMESERVICES	**2018E Financials** Revenues: $1,135 Growth: 19% Gross Margin: 95% EBITDA Margin: 22% **Current Capitalization** Market Cap: $8,068 EV: $8,047 Balance Sheet Cash: $314	• World's largest marketplace for home services • Connects 181K service professionals to consumers across 500 categories across 400 markets in the US. Completed 18.1M requests in 2017. • Generates revenues primarily from fees paid for consumer matches and membership subscription fees	●	◕	●	◑	• Combination will result in a power house in Home and Local • Monetization arbitrage: Home & Local converts and monetizes requests at a much higher rate than Yelp • Significant financial synergies in go to market costs and product development costs
BOOKING HOLDINGS	**2018E Financials** Revenues: $14,530 Growth: 15% Gross Margin: 100% EBITDA Margin: 40% **Current Capitalization** Market Cap: $84,992 EV: $77,451 Balance Sheet Cash: $16,245	• Online travel agency that operates six brands: Booking.com, priceline.com, KAYAK, agoda.com, Rentalcars.com, OpenTable • Generates revenue from service fees and bookings	●	◕	◔	●	• Enrich network of travel-related content and direct synergies between SeatMe and OpenTable • Convert travel-related traffic into bookings



Source: Bloomberg as of 12/07/18; Company Filings
1. Private company information from Forbes; Pitchbook; Bloomberg; Fortune

M&A profiles: Companies that care most about Yelp's lead generation capabilities (2 of 4)

Company[1]	Financial Profile ($M)	Business Overview	Acquisition Rationale: Value of Traffic	Value of Reviews	Synergies	Ability to Pay	Acquisition Rationale
Expedia	**2018E Financials** Revenues: $11,207 Growth: 11% Gross Margin: 81% EBITDA Margin: 17% **Current Capitalization** Market Cap: $17,615 EV: $24,605 Balance Sheet Cash: $3,378	• Leisure & corporate travel service provider • More than 590,000 properties, in 200 countries and territories, over 550 airlines, packages, rental cars, cruises, insurance, as well as destination services and activities • Generates revenue from click-through direct bookings, advertising & media, fees, and commissions	●	◕	◑	●	• Expand user-generated content with local/authentic reviews of destination-focused attractions and experiences • Natural platform adjacencies
Go Daddy	**2018E Financials** Revenues: $2,658 Growth: 14% Gross Margin: 67% EBITDA Margin: 26% **Current Capitalization** Market Cap: $11,056 EV: $12,653 Balance Sheet Cash: $852	• Web-hosting, domain licensing, and web application provider for SMBs • Generates revenue from subscriptions for the aforementioned services and application use	●	◕	●	◕	• Acquire SMBs to cross-sell website- and online-focused products that help enrich the SMB's online presence • Significant synergies with Go Daddy call center
GRUBHUB	**2018E Financials** Revenues: $1,009 Growth: 48% Gross Margin: 54% EBITDA Margin: 24% **Current Capitalization** Market Cap: $6,966 EV: $6,951 Balance Sheet Cash: $311	• Online and mobile platform for restaurant pick-up and delivery orders • Generates revenue from advertising and fees	●	◕	●	◑	• Logical extension of GrubHub / Yelp long-term partnership to offer end-to-end local restaurant review & delivery platform

Source: Bloomberg as of 12/07/18; Company Filings
1. Private company information from Forbes; Pitchbook; Bloomberg; Fortune

Company[1]	Financial Profile ($M)	Business Overview	Acquisition Rationale			
			Value of Traffic	Value of Reviews	Synergies	Ability to Pay
IAC	**2018E Financials** Revenues: $4,224 Growth: 20% Gross Margin: 79% EBITDA Margin: 23% **Current Capitalization** Market Cap: $14,958 EV: $15,874 Balance Sheet Cash: $1,880	○ Consumer Media and Internet company composed of brands, such as Match, Tinder, PlentyOfFish and OkCupid, which are part of Match Group's online dating portfolio, and HomeAdvisor and Angie's List, which are operated by ANGI Homeservices, as well as Vimeo, Dotdash, Dictionary.com, The Daily Beast and Investopedia ○ Generates revenue from recurring subscriptions, fees, and online advertising	●	◔	●	●
		○ Strong addition to IAC's platform of diversified websites, ○ Natural adjacencies to ANGI ○ IAC's experienced Management team could optimize YELP's operations to maximize asset value				
PayPal™	**2018E Financials** Revenues: $15,465 Growth: 18% Gross Margin: 55% EBITDA Margin: 26% **Current Capitalization** Market Cap: $97,503 EV: $89,916 Balance Sheet Cash: $9,587	○ Enables digital and mobile payments for ~200M consumers and 20M merchant accounts ○ Provides value-added services, such as Credit and gateway services, that allows merchants to accept online payments ○ Generates revenue by charging fees for providing transaction processing and other payment-related services	◔	◑	◔	●
		○ Accelerates PYPL's expansion to POS payment solutions with local businesses				
□ Square	**2018E Financials** Revenues: $1,575 Growth: 60% Gross Margin: 49% EBITDA Margin: 16% **Current Capitalization** Market Cap: $25,132 EV: $24,994 Balance Sheet Cash: $1,171	○ Online and in-store payments platform, including food delivery and web-design services Caviar and Weebly ○ Generates revenue from hardware, subscriptions & associated services, and interchange fees	◔	◑	◔	●
		○ Gain access to ~200K SMB subs with online presence ○ Expand online storefront payment processing business				

Source: Bloomberg as of 12/07/18; Company Filings
1. Private company information from Forbes; Pitchbook; Bloomberg; Fortune

Company[1]	Financial Profile ($M)	Business Overview	Acquisition Rationale			
			Value of Traffic	Value of Reviews	Synergies	Ability to Pay
tripadvisor®	**2018E Financials** Revenues: $1,612 Growth: 4% Gross Margin: 95% EBITDA Margin: 26% **Current Capitalization** Market Cap: $8,482 EV: $7,819 Balance Sheet Cash: $663	○ Global travel and review platform that includes user-generated content, price comparison tools and online reservation and related services ○ Generates revenues from advertising, hotel commissions and fees	●	◔	◔	◑
		○ Expand and enrich their current online review platform with user-generated local business reviews ○ Significant geographic synergies				
Uber Private	**2018E Financials** Revenues: $2,950 (Q3 '18) Growth: 38% (Q3 '18) Gross Margin: NA EBITDA Margin: NA **Current Capitalization** Market Cap: NA EV: $76,000 Balance Sheet Cash: $6,550	○ E-commerce service for on-demand car and food delivery ○ Generates revenue from services, advertising, and transaction fees	◔	◑	◔	●
		○ Opens new advertising channels for Yelp's SMBs on the core Uber ride-sharing app ○ Provides content and restaurant acquisition for the rapidly growing UberEats service				

Source: Bloomberg as of 12/07/18; Company Filings
1. Private company information from Forbes; Pitchbook; Bloomberg; Fortune

Strategic acquirers that care most about Yelp's asset of reviews and focus on local businesses

Acquisition Rationale

- 171M high-quality consumer reviews

- Provide highly relevant local search results can leverage Yelp's broad and deep database of local reviews (e.g., Apple / Amazon / Bing)

- Business model is predicated on helping consumers discover businesses, products, and services online (e.g., Google / Bing)

- Monetize based on frequent and high quality usage engagement with individuals (e.g., Facebook / Instagram)

Potential Acquirers







Apple



Facebook



M&A profiles: Companies that care most about Yelp's asset of reviews and focus on local businesses (1 of 2)

Company	Financial Profile ($M)	Business Overview	Acquisition Rationale: Value of Traffic	Value of Reviews	Synergies	Ability to Pay	Acquisition Rationale
Apple	**2018E Financials** Revenues: $268,176 Growth: 12% Gross Margin: 38% EBITDA Margin: 30% **Current Capitalization** Market Cap: $799,552 EV: $676,935 Balance Sheet Cash: $237,100	• Consumer hardware, software, and associated subscription revenue for third party apps and content	◐	●	◔	●	• Improve Siri's local recommendations and Apple Maps search results
amazon	**2018E Financials** Revenues: $232,457 Growth: 31% Gross Margin: 39% EBITDA Margin: 14% **Current Capitalization** Market Cap: $796,593 EV: $810,738 Balance Sheet Cash: $29,765	• Largest online marketplace connecting merchants with consumers • Offers global storage / database solutions to developers and enterprises through AWS • Generates revenue from online retail sales, cloud-hosting, advertising, and transactions	◐	●	◔	●	• Bulk up Amazon's Home & Business Services offering to compete with ANGI Homeservices • Enrich Alexa's integration with Yelp to offer better local recommendations • Provides reviews for Amazon Restaurants
Facebook	**2018E Financials** Revenues: $55,300 Growth: 36% Gross Margin: 84% EBITDA Margin: 60% **Current Capitalization** Market Cap: $395,495 EV: $354,289 Balance Sheet Cash: $41,206	• Owner of various social media platforms, including Facebook, Instagram, and WhatsApp • Generates revenue from advertising	◐	●	◔	●	• Access to SMB advertisers aligns with Facebook's strategic push down-market • Enrichment of Facebook Places with user-generated content • Access to DAUs that Facebook can better monetize





Source: Bloomberg as of 12/07/18; Company Filings

M&A profiles: Companies that care most about Yelp's asset of reviews and focus on local businesses (2 of 2)

Company	Financial Profile ($M)	Business Overview	Acquisition Rationale (Value of Traffic / Value of Reviews / Synergies / Ability to Pay)
Google	**2018E Financials** Revenues: $109,495 Growth: 23% Gross Margin: 69% EBITDA Margin: 46% **Current Capitalization** Market Cap: $724,130 EV: $621,700 Balance Sheet Cash: $106,416	• Search engine and collection of various other businesses • Generates revenue from advertising	 • Enrich Google Maps with more content-based reviews • Acquire SMBs in competitive push against Facebook for these advertisers
Microsoft	**2018E Financials** Revenues: $118,463 Growth: 16% Gross Margin: 62% EBITDA Margin: 42% **Current Capitalization** Market Cap: $810,145 EV: $762,193 Balance Sheet Cash: $135,880	• Developer and manufacturer of application software and video games • Generates revenue through subscriptions to its platforms & advertising revenue (LinkedIn)	 • Enrich Bing Maps with more content-based reviews • Acquire SMBs in competitive push against Facebook and Google for these advertisers

Source: Bloomberg as of 12/07/18; Company Filings

Many private equity firms have the capital base, sector knowledge and operating skills required for a successful LBO of Yelp

Buyout Considerations

- Unique asset at scale

- Significant upside from optimizing business

- Yelp can support leverage at time of buyout with opportunity to recapitalize as margins expand

- Numerous potential strategic buyers at exit

- Opportunity for outsized returns by performing better than assumptions

Key Assumptions

- Equity Check Size: $2.1 billion

- Debt-to-Enterprise Value: 50%

- 2019-2024 Revenue CAGR: 11% (10% in Exit Year)

- Exit EBITDA Margin: 37%

- EBITDA-to-FCF Conversion: 75%

- Exit Multiple: 10x EBITDA

A $47 to $50 per share buyout price can generate an attractive private equity return

Key Assumptions

Price (12/07/18)	$34.59
Acquisition Price	$48.50
Premium/Discount	40%
Leverage (Debt-to-Value)	50%
Equity Check ($M)	2,071

Exit Assumptions

Transaction Multiple (EBITDA)	10.0x
Growth	10%
EBITDA Margin	37%

Returns at $48.50 per share

Cash-on-Cash	2.5x
IRR	20%

IRR Sensitivity to Take-Out Price and Exit Multiple

		% Premium / Take-Out Price			
		36%	39%	42%	45%
		$47.00	$48.00	$49.00	$50.00
Exit Multiple (EV / LTM EBITDA Multiple)	10.00x	22.0%	20.8%	19.6%	18.6%
	10.50x	23.2%	22.0%	20.9%	19.8%
	11.00x	24.4%	23.2%	22.0%	20.9%
	11.50x	25.6%	24.3%	23.2%	22.1%
	12.00x	26.7%	25.4%	24.3%	23.1%

Source: Bloomberg; SQN Estimates

Time is of the Essence

- Yelp has underperformed the Russell 2000 Technology Index by -117% and its own proxy peer group by -74% over the last 5 years

- For years, the Board has not been able to correct shifting strategies, missed opportunities, and dismal execution. The company continues to make strategic and operational missteps

- Stockholders must capitalize on the opportunity to replace 3 out of 8 Directors in 2019 with candidates not handpicked by the existing Board. The new Board should also include stockholder representation

- A refreshed Board should then form a committee to evaluate strategic alternatives

- We prefer to work constructively with Yelp on reconstituting the Board. Alternatively, we will consider all options available to us, including nominating members and seeking stockholder support for their election to the Board

- The estimated Board nomination deadline is March 8, 2019

Investor Contact:

John Ferguson
Saratoga Proxy Consulting LLC
212-257-1311

jferguson@saratogaproxy.com

Media Contact:

Dan Zacchei / Joe Germani
Sloane & Company
212-486-9500

dzacchei@sloanepr.com

jgermani@sloanepr.com

Appendix

Yelp's Public Proxy Peers from 04/20/18 Proxy Filing

Box Inc
Cornerstone OnDemand
CoStar Group
Etsy
FireEye
Groupon
GrubHub
New Relic
Pandora
Proofpoint
RealPage
Shutterstock
Splunk
Synchronoss Technologies
Tableau Software
Ultimate Software Group
Zendesk
Zillow Group

ComScore Top 50 rankings

Ranking	Property	Unique Visitors (M)
1	Google Sites	250
2	Facebook	211
3	Oath	207
4	Microsoft Sites	206
5	Amazon Sites	202
6	Comcast NBCUniversal	178
7	CBS Interactive	172
8	The Walt Disney Company	157
9	Apple Inc.	152
10	Hearst	150
11	PayPal	147
12	Turner Digital	145
13	Twitter	143
14	Meredith Digital	139
15	USA TODAY Network	133
16	Wal-Mart	132
17	Wikimedia Foundation Sites	126
18	Weather Company, The	123
19	Snapchat, Inc	122
20	Conde Nast Digital	119
21	CafeMedia	118
22	eBay	107
23	LinkedIn	107
24	Pinterest	107
25	New York Times Digital	105

Ranking	Property	Unique Visitors (M)
26	Penske Media Corp (PMC)	96
27	Vox Media	94
28	Netflix Inc.	92
29	Fox News Digital Network	91
30	WASHINGTONPOST.COM	91
31	Yelp	90
32	Zillow Group	90
33	Insider Inc.	87
34	Spotify	86
35	Freestar Media	84
36	PANDORA.COM	83
37	Dotdash	82
38	WebMD Health	80
39	Discovery Inc	78
40	Reddit	78
41	Ziff Davis Tech	77
42	Target Corporation	74
43	Mail Online / Daily Mail	70
44	VICE Media	70
45	tronc	68
46	TripAdvisor Inc.	67
47	Healthline	66
48	Fusion Media Group	66
49	Forbes Digital	65
50	BuzzFeed	64

Source: ComScore 2018 November Rankings

Shift to Low Cost Geographies: Assumptions and Calculations

% Headcount by Yelp's Office Location								
		San Francisco	New York	Scottsdale	Chicago	Washington DC	Other	Total
Sales	Current	20%	29%	24%	21%	5%	1%	100%
	Target	15%	20%	35%	30%	0%	0%	100%
R&D	Current	82%	2%	1%	2%	0%	13%	100%
	Target	70%	0%	0%	0%	0%	30%	100%
G&A	Current	57%	13%	14%	10%	2%	4%	100%
	Target	40%	10%	25%	25%	0%	0%	100%
Total	Current	32%	24%	20%	17%	4%	3%	100%
	Target	24%	16%	30%	26%	0%	4%	100%
Household Median Income		$102K	$76K	$62K	$67K	$99K	$63K	

	Current		Target		Current	Target				
	High Cost	Low Cost	High Cost	Low Cost	Weighted Average Household Income		% Difference	2018E Margin	Cost Savings ($M)	Margin Expansion
Sales	54%	46%	35%	65%	$77K	$72K	-6.1%	48%	$27.7M	2.94%
R&D	85%	15%	70%	30%	$95K	$90K	-5.3%	16%	$8.2M	0.87%
G&A	73%	27%	50%	50%	$88K	$81K	-8.4%	10%	$8.3M	0.88%
Total	60%	40%	41%	59%	$80K	$75K	-6.3%	75%	$44.2M	4.71%

Source: US Census Bureau
1. Based on LinkedIn data that accounted for 4,685 profiles of Yelp's 5,700 reported headcount (82% of total)

Improve Sales Efficiency: Assumptions and Calculations

	2018	2019	2020	Comments
Sales Reps	3,850	4,200	4,475	Assume sales headcount grows by 9% in 2019, and 7% in 2020
Net Adds/Sales Rep	8.7	9.5	11.3	Assume 30% increase in efficiency exiting 2020
PAAs	194K	232K	281K	Net Adds/Sales Rep x Average Sales Rep Count
Monthly Rev/PAA ($/Month)	$422	$409	$411	Based on consensus estimates
Advertising Revenue ($M)	905	1,047	1,268	(Monthly Rev/PAA) x (Average PAA x 12)
Consensus Advertising Revenue ($M)	905	1,001	1,112	Wall Street Research
Incremental Revenue (%M)	+0	+46	+155	

Revenue and EBITDA Upside: Assumptions and Calculations (1 of 2)

	2018	2019	2020	2020 Exit Run-Rate[1]	Comments
Monetize Through Partners					
% Target Realized (by end of period)	0%	0%	100%		Assume $0 benefit in 2019, and full $150M in 2020
Incremental Revenue ($M)	+0	+0	+150	+150	SQN estimate of value of ANGI Homeservices and other potential partnerships
Incremental EBITDA ($M)	+0	+0	+120	+120	Assume incremental margins of 80%. Versus consensus estimates.
Margin Upside (%)	+0.0%	+0.0%	+6.5%		
Improve Sales Efficiency					
% Target Realized (by end of period)	0%	33%	100%		Assume 1/3 realized by 2019, and rest by 2020
Incremental Revenue ($M)	+0	+46	+155	+194	See previous page
Incremental EBITDA ($M)	+0	+10	+35	+44	Versus consensus estimates
Margin Upside (%)	NA	NA	NA		Assume no margin benefit, and that all benefit goes to accelerating growth
Align Spend With Growth - S&M					
% Target Realized (by end of period)	0%	20%	100%		Assume 20% of benefit realized by end of 2019, rest in 2020
Incremental Revenue ($M)	NA	NA	NA		
Incremental EBITDA ($M)	+0	+5	+66	+97	Versus consensus estimates
Margin Upside (%)	+0.0%	+0.5%	+5.7%		% Target Realized x Margin Uplift of 8%
Align Spend With Growth - R&D					
% Target Realized (by end of period)	0%	20%	100%		Assume 20% of benefit realized by end of 2019, rest in 2020
Incremental Revenue ($M)	NA	NA	NA		
Incremental EBITDA ($M)	+0	+2	+25	+36	Versus consensus estimates
Margin Upside (%)	+0.0%	+0.2%	+2.1%		% Target Realized x Margin Uplift of 3%

Source: Bloomberg; Company Filings
1. Assuming SQN Target 100% realized

	2018	2019	2020	2020 Exit Run-Rate[1]	Comments
Move to Lower Cost Cities					
% Target Realized (by end of period)	0%	10%	100%		Assume full benefit can be realized by Q4 2020
Incremental Revenue ($M)	NA	NA	NA		
Incremental EBITDA ($M)	+0	+2	+24	+58	Versus consensus estimates
Margin Upside (%)	0.0%	0.2%	2.1%		% Target Realized x Margin Uplift of 4.71%
Total Incremental Revenue Potential	0	46	305	+344	
Total Incremental EBITDA Potential	0	19	270	+355	
Revenue Upside					
Street Revenues	941	1,045	1,166		
Monetize Through Partners	0	0	150		
Improve Sales Efficiency	+0	+46	+155		
Target Potential Revenues	941	1,091	1,471		
Growth		16%	35%		
SQN Revenue Target	941	1,063	1,275		
		13%	20%		
EBITDA Upside					
Street EBITDA	180	220	266		
Monetize Through Partners	0	0	120		
Improve Sales Efficiency	0	10	35		
Align Spend With Growth - S&M	0	5	66		
Align Spend With Growth - R&D	0	2	25		
Move to Lower Cost Cities	0	2	24		
Target Potential EBITDA	180	239	536		
EBITDA Margin	19%	22%	36%		
SQN EBITDA	181	234	383		
EBITDA Margin	19%	22%	30%		

Source: Bloomberg; Company Filings
1. Assuming SQN Target 100% realized

Yelp's Cash Flow Summary: Assumptions

Cash Flow Build Assumptions

Stock-based compensation is assumed to be 11% of Revenue

Stock buyback assumes a weighted average cost of $40 per share

Consensus FCF estimates are based on consensus EBITDA estimates and historical FCF conversion

SQN FCF estimates assume a 75% FCF conversion, consistent with historical averages

Restructuring costs of $30M over two years

DISCLAIMER

This presentation is neither an offer to sell nor a solicitation of an offer to buy any security. This material is provided for informational purposes only and is not investment advice or a recommendation for the purchase or sale of any security.

This presentation contains information about companies that SQN Investors LP ("SQN") believes are attractive investment opportunities and in which SQN has purchased shares on behalf of accounts that it manages. Accordingly, if securities of these companies increase in price, SQN and those accounts will profit.

While many of the thoughts expressed in this presentation are stated in a factual manner, the discussion reflects only SQN's beliefs about the identified company. The descriptions herein are in summary form, are incomplete and do not include all the information necessary to evaluate any such company. This presentation reflects research by SQN. SQN believes this research is reliable or obtained it from public sources believed to be reliable, but SQN makes no representation as to the accuracy or completeness of any such information. Opinions, estimates and projections in this presentation only constitute SQN's current view and are subject to change at any time without notice. Any projections, forecasts and estimates contained in this presentation are necessarily speculative in nature and are based on certain assumptions. It should be expected that some or all of these assumptions will not materialize or will vary significantly from actual results.

The information in this presentation is prepared as of its date, and may be different as of the date reviewed. SQN undertakes no obligation to revise or update anything in this presentation for any reason, or to notify a reader thereof.

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The Russell 2000 Index is a subset of the Russell 3000 and measures the performance of the small cap segment of the U.S. equity universe. It includes approximately 2000 of the smallest securities based on a combination of their market cap and current index membership. The Russell 2000 Technology Index (is an ETF tracker) is a capitalization-weighted index of companies that serve the electronics and computer technology industries or that manufacture products based on the latest applied science.

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

SQN Investors LP, together with the other participants named herein (collectively, "SQN") intend to file a preliminary proxy statement and accompanying proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit votes for the election of its slate of highly-qualified director nominees at the 2019 annual meeting of stockholders of Yelp Inc., a Delaware corporation (the "Company").

SQN STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR, SARATOGA PROXY CONSULTING LLC, AT (212) 257-1311.

The "Participants" in the proxy solicitation are SQN Investors Master Fund LP, a Cayman Islands limited partnership ("Master Fund"), SQN Investors LP, a Delaware limited partnership ("SQN Investors"), SQN Investors (GP) LLC, a Delaware limited liability company ("SQN GP"), SQN Partners (GP) LLC, a Delaware limited liability company ("Fund GP"), and Amish Mehta.

As of the close of business on January 15, 2018, Master Fund beneficially owned directly 3,337,931 shares of common stock, par value $0.000001 per share, of the Company (the "Common Stock"), representing approximately 4.0% of the outstanding shares of Common Stock. Each of SQN Investors, as the investment adviser of Master Fund, SQN GP, as the general partner of SQN Investors, Fund GP, as the general partner of Master Fund, and Mr. Mehta, as manager of each of SQN GP and Fund GP, may be deemed to beneficially own the 3,337,931 shares of Common Stock beneficially owned directly by Master Fund.